                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                         NEW VISUAL ENTERTAINMENT, INC.
                 (Name of Small Business Issuer in its charter)


          Utah                                                  95-4543704
-------------------------------                             ------------------
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)


5737 Pacific Center Blvd., San Diego, CA                          92121
-----------------------------------------                       ----------
(Address of principal executive offices)                        (Zip Code)


Issuer's telephone number: (619) 657-9777


Securities to be registered under Section 12(b) of the Act:

Title of each class                              Name of each exchange on which
 to be registered:                               each class is to be registered:
     NONE                                                  NOT APPLICABLE

Securities to be registered under Section 12(g) of the Act:


Common Stock ($.001 par value per share)

ITEM 1.  DESCRIPTION OF BUSINESS

The Company, a developmental stage enterprise (previously known as Bellwether Investment Inc.), was incorporated under the laws of the State of Utah on December 5, 1985. On October 18, 1995, the Company acquired all of the outstanding shares of Siliwood Entertainment Corporation ("Siliwood"), another developmental stage company with no operations. The Company issued a total of 5,911,592 shares of common stock to the shareholders of Siliwood to effect the acquisition. The acquisition was accounted for as a pooling of interests. The Company then changed its name to Siliwood Entertainment Corporation.

On June 10, 1996, the Company acquired certain assets and assumed various liabilities from Infinity Vision Entertainment, a Nevada corporation, ("IVE"). Immediately following the purchase, Siliwood changed its name to New Visual Entertainment, Inc. ("NV Entertainment"). Accordingly, former IVE partners have an interest in NV Entertainment (formerly known as Siliwood) common stock. The acquisition of these assets and the assumption of these liabilities has been accounted for as a purchase, with the costs being allocated to the assets based on fair market value. There were no operations of NV Entertainment prior to the acquisition. The Company is currently engaged in the development, design and distribution of software techniques, videos, and theaters for stereoscopic ("3D") authorizing and visualization. The Company has generated minimal revenues to date. Due to the nature of the business, the Company has presented an unclassified balance sheet.

NV Entertainment has a number of exclusive licenses to use intellectual properties relating to its business. For example, the Company has exclusive access to a patented dual element, single lens system utilized in connection with the production of 3D motion pictures and will acquire ownership of this system pending the consummation of a purchase agreement. In addition, the Company has the exclusive ownership of two of the only three "6 Perforation" cameras that have been manufactured; the Company also has exclusive access to the third camera. Finally, the Company has an exclusive license to use a patented 3D signature for productions and products relating to action sports and maintains unlimited access to signatures for all other subject matter.

MARKETING AND COMPETITION

NV Entertainment has exclusive licenses and patents for new 3D technology. The Company's primary function is to facilitate the production and distribution of the 3D technology, as well as the establishment of new, innovative platforms for the presentation of 3D media. A successful entertainment organization must deliver high-quality, cost-effective content 3D films with broad market appeal. NV Entertainment has already produced two successful 3D films.

NV Entertainment consists of three divisions: (i) NV Entertainment, based in Los Angeles, California, is responsible for 3D production and distribution, hardware licensing, promotional activities, and strategic alliances; (ii) NV Entertainment, also in Los Angeles, supplies 3D viewers (eye wear) and develops technologies; and the NV Entertainment office in San Diego, California promotes and distributes NV Entertainment Experience ("NVX") Theaters, a new brand of Location-Based Entertainment ("LBE").

The bulk of corporate assets consist of 3D cameras, a mobile truck unit and a library of music and video content. NV Entertainment's business activities consist of content production and distribution, 3D hardware manufacturing, and directing research and development of 3D technology. The Company will market its 3D technology by providing the industry with the necessary tools that will allow for 3D production and viewing within the current 2D infrastructure. This will be accomplished by the following:

         (i) Produce and distribute 3D content for the video, broadcast television ("TV"), and motion picture industries;

         (ii)     Establish special theaters for showcasing 3D content;

         (iii)    Create a mass audience and mainstream distribution channel;
                  and

         (iv)     License the technology to the entertainment industry

The immediate focus of the Company is to create a library of 3D products. The Company has already produced and marketed the world's first wide-angle 35 millimeter extreme sports film, "Edge of Reality," which has been viewed by nearly one half million people. In addition, the Company recently filmed the nationwide "AT&T On Tour" concert series of alternative rock and pop artists. This production was the first ever of its kind and not only satisfied requirements for 3D filming, but also should have a broad market appeal to the 3D target audience. Finally, NV Entertainment is finalizing an agreement to produce a 3D video based on the popular "X-Files" television program, a project that could potentially result in the sale of up to 20 million 3D viewers over the next few years.

                                   3D MARKETS

Three-dimensional entertainment markets are currently characterized by relatively short content (one hour or less), and explosive action in color, images, events or scenery. Prime 3D markets include music videos, action television programming, nature documentaries, sports events, promotional material, merchandising tie-ins, and specialized films for location-based visual entertainment. Continued technology development may lead to the re-emergence of full-length 3D movies.

VISUAL ENTERTAINMENT MARKET

The total potential market for NV Entertainment's 3D technology is estimated to be $3.5 billion, and encompasses three distinct entertainment industries: broadcast and cable television video software and motion pictures. In addition, LBE theaters represent a profitable and rapidly growing market segment which could potentially represent revenues exceeding $180 million.

I) BROADCAST AND CABLE TELEVISION INDUSTRY

Television advertising revenue in 1994 amounted to $34.2 billion, and is currently estimated at about $38 billion annually. Household TV penetration now exceeds 98% of the total households in the United States, with nearly 100% being color television sets. Currently, the TV population in the United States exceeds 217 million sets, with the average household having a TV on over seven hours each day. NV Entertainment believes there is substantial opportunity for enhancing the visual experience with its 3D technology.

Initial 3D penetration of visual broadcast markets will be focused on sports events, music videos and special programming, such as the "X-Files" and "AT&T On Tour" projects. As the mass TV audience acquires 3D viewers, NV Entertainment expects to considerably expand the scope of 3D television programming. Syndicated 3D programs, or even dedicated time slots or channels, may be broadcast in 3D and will facilitate widespread video software and motion picture opportunities.

II) VIDEO SOFTWARE INDUSTRY

Video software (dubbed video tapes) is a $15 billion retail industry divided almost equally between sales and rentals. During 1995, video software volume reached 490 million prerecorded tapes in addition to 375 million blank video cassettes. Revenue generated by video (content) suppliers was just over $6.0 billion in 1995, or about $12.25/tape. Over 75 million households in the United States have video cassette recorders ("VCR's"), or 80% of all households with televisions. Currently, distribution of 3D content to the home entertainment market is nearly non-existent.

Distribution of video software is primarily controlled by over 27,000 specialty video stores such as Blockbuster Entertainment. These video specialty stores generate over 80% of total revenue from video rentals. Video tapes are primarily sold through mass merchants, video specialty stores, and discount stores. Collectively, these stores generate over 75% of video tape sales. NV Entertainment has concluded, or is currently negotiating, a number of joint distribution agreements with major entertainment companies.

NV Entertainment will initially target the estimated $1.8 billion non-theatrical content market which includes children's, instructional, sports, exercise and music videos. The theatrical content video market represents another estimated $5.4 billion in sales potential. One area that is both lucrative and accessible to NV Entertainment is the filming and distribution of broadcast television programming and video content. NV Entertainment is finalizing an agreement with FOX Entertainment to film an episode of the popular X-Files television program is an excellent example, and could potentially be worth over $80 million in viewer and video tape revenue to NV Entertainment in 1997.

III) MOTION PICTURE INDUSTRY

The motion picture industry generated box office gross revenue of almost $5.5 billion in 1995 from over 380 new movies. Although the motion picture industry currently represents a smaller 3D market than TV or video, it may become an important market for 3D technology licensing. Much of the content of the video software industry originates from the motion picture industry. As content suppliers (production companies) adopt the 3D format, the Company will attempt to actively negotiate licensing agreements with the motion picture industry.

DEPENDENCE ON PRODUCTION OF FILM SOFTWARE

The ability of the Company to implement its business strategy depends upon continuing to successfully create, produce and market entertainment and educational film software for exhibition for its theater systems. The size and quality of the Company's library of film software titles is a material factor in competing for sales of the Company's attractions and developing the Company's base of recurring revenue.

The Company generally intends to produce and develop specialty films and videos for its library with production budgets in a range of approximately $100,000 to $4 million. While the Company may enter into participation, licensing or other financing arrangements with third parties in order to minimize its financial involvement in production, the Company will be subject to substantial financial risks relating to the production and development of new entertainment and educational software. The Company expects that it will typically be required to pay for the production of software during the production period prior to release but will unlikely be able to recoup these costs from revenues from exhibition licenses prior to 24 to 36 months following release.

EMPLOYMENT

As of June 30, 1996, the Company had 5 full time employees:

KEY EMPLOYEES:

PHIL KUEBER, JR. - President and Director. Mr. Kueber has financed and managed high technology growth companies, such as Offshore Navigational Systems and Knave Digital Systems from 1991 to 1996. Mr. Kueber has also written and produced television and multi-media entertainment programming, and recently completed research and development on a new product for digital video systems. Mr. Kueber is responsible for project development, contract negotiations, financial public relations, and general administration. As President, Mr. Kueber is also responsible for coordinating compliance and regulatory stock issues.

FRANK DeMILLE - Director and Chief Financial Officer. Mr. DeMille has been actively involved in entertainment and venture financing for several companies including Software Control Systems, and feature film financing. Mr. DeMille recently concluded a twelve year career as a stockbroker on Wall Street.

RAY WILLENBERG, JR. - Vice President and Secretary. Mr. Willenberg has over 25 years of experience in the mortgage banking industry and executive level management, including over two and one-half (2 1/2) years of management experience in the entertainment industry. Mr. Willenberg is responsible for theater and internal operations of the Company, including LBE operations, accounting and budgeting, project fund raising, purchasing and personnel training.

ITEM 2.  PLAN OF OPERATION

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements at PART F/S herein.

The current plan of New Visual Entertainment incorporates operational resources that will make holographic 3D media ("H3D") a mainstream entertainment form. The Company plans to reach the mass market by aligning itself with already-established, heavily branded products and entities for the production, promotion and distribution of H3D. New Visual management intends to aggressively evaluate and pursue production opportunities in order to increase the Company's content library and maintain a leadership position as the foremost provider of H3D. In keeping with the rapid pace of technological growth in the entertainment industry, the Company also plans to continually develop and implement new entertainment forms for the production and exhibition of New Visual Experience ("NVX"), the Company brand of H3D. Research and development of new holographic 3D production technology is currently in progress and will steadily continue.

In order to satisfy cash requirements for the Company's production and revenue goals, management intends to continue substantial fund raising efforts. For the purpose of general operations and production needs, the Company anticipates the need for funding of between $2 and $6 million in the next 12 months. Such fund raising is planned to be achieved through public financial markets, private offerings, and joint venture opportunities. In addition to the need for production funds, the Company will need to raise capital for the manufacturing and purchase of NVX shutter glasses in mass quantities. Funding required for the purchase and sale of the glasses is dependent upon the timing and size of the purchase orders.

As a developmental stage enterprise, the Company has no substantial operations or revenue history to report. The Company has been able to remain in operation due to the financial support of its Officers and its ability to acquire assets by the issuance of stock.

Financial characteristics of the industry include a relatively low cost of goods sold with substantial operating expenses. Operating expenses are primarily attributable to content production and are incurred in total prior to any income realized from the product. Once content is produced, however, it is an asset which may be leveraged and may be distributed through multiple channels repeatedly over time. As a result of front-end production costs, NV Entertainment anticipates a net loss for 1996, but expects to be profitable in 1997 and 1998.

The entertainment industry is highly competitive in the production and distribution of content. Although there can be no assurances of any capital appreciation or sufficient revenues to produce quarterly dividends, the Company believes that due to the expansion and diversification of programming, an opportunity exists for the introduction of a new mainstream entertainment format.

SEASONALITY

There are no seasonal factors affecting the Company's business.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company currently has its corporate offices at 5737 Pacific Center Blvd., San Diego, California 92121. It will be moving to its new corporate offices in the very near future and will occupy 9,600 square feet located at 1805 Colorado Avenue, Santa Monica, CA which it leases on a 5-year lease commencing December 1, 1996 with monthly lease payments of approximately $12,000.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information, as of October 31, 1996, concerning shares of Common Stock of the Company beneficially owned by each director and officer and by all directors and officers as a group. Unless expressly indicated otherwise, each stockholder exercises sole voting and investment power with respect to the shares beneficially owned.

NAME AND ADDRESS                   NUMBER OF SHARES            PERCENT
OF BENEFICIAL OWNER                BENEFICIALLY OWNED          OF CLASS
-------------------                ------------------          --------
Phil Kueber, Jr.                        5,000 Common                Less than 1%
5737 Pacific Center Blvd.
San Diego, CA  92121

Ray Willenberg, Jr.                155,619 Common              1.3%
5737 Pacific Center Blvd.
San Diego, CA  92121

Frank DeMille                      1,000,000 Common            8.6%
434 E. 58th, Suite. 1D
New York, NY   10022

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the names, ages and current positions with the Company held by Directors, Executive Officers and significant employees, together with the year such positions were assumed. There is no immediate family relationship between or among any of the Directors, Executive Officers or significant employees, and the Company is not aware of any arrangement or understanding between any Director or Executive Officer and any other person pursuant to which he was elected to his current position.

                                                            POSITION
      NAME             AGE      POSITION                    SINCE
----------------       ---      --------                    --------
Philip T. Kueber, Jr.  35       President and Director      April 1995

Frank DeMille          50       Director                    December 1995

Ray Willenberg, Jr.    44       Director                    August 1996


         BUSINESS EXPERIENCE - Business experience for the last five years and other information relating to each Director and Executive Officer is as follows:

PHILIP T. KUEBER, JR. is President and a Director of NV Entertainment and resides in Los Angeles, California. Mr. Kueber has financed and managed high technology growth companies, such as Offshore Navigational Systems and Knave Digital Systems from 1991 to 1996. From 1983 to the present, Mr. Kueber has also written and produced television and multimedia entertainment, and recently completed research and development on a new product for digital video.

FRANK DeMILLE is a Director and Chief Financial Officer of NV Entertainment and currently resides in New York City. Mr. DeMille has been actively involved in entertainment and venture financing for several companies, including Software Control Systems, and feature film financing since 1976. Mr. DeMille recently concluded a twelve year career on Wall Street. Prior to joining the Company, from November 1994 to November 1995, Mr. DeMille was a broker with Rickel & Associates and from October 1991 through September 1994, Mr. DeMille was a broker with the firm of The Stamford Company.

RAY WILLENBERG, JR. is Vice President and Corporate Secretary of New Visual Entertainment, Inc. Ray has over 25 years of experience in the mortgage banking industry and executive management. For the Company, he is responsible for theater and internal operations, project fund raising and personnel development. From 1972 to 1995, Mr. Willenberg was Chief Executive Officer of Mesa Mortgage Company in San Diego, California.

ITEM 6.  EXECUTIVE COMPENSATION

         For services rendered to the Company during the fiscal year ended October 31, 1996 and for the prior two fiscal years, no executive officers received cash compensation in excess of $100,000. The following table sets forth information concerning all annual cash compensation paid to the chief executive officer of the Company for services rendered to the Company during the twelve month period ended October 31, 1996.

Name of Individual                                        Cash
or Number in Group           Capacity  Served         Compensation
------------------         ------------------         ------------
Philip T. Kueber, Jr.      President and Chief            -0-
                            Executive Officer

         In addition, the Company makes available certain non-monetary benefits to its executive officers with a view to acquiring and retaining qualified personnel and facilitating job performance. The Company considers such benefits to be ordinary and incidental business costs and expenses. The value of such benefits did not exceed, in the case of any named individual, 10% of the cash compensation of the individual.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following sets forth information regarding transactions between the Company and the following persons: directors, officers and persons who potentially own in excess of 5% of the Company's Common Stock:

                  None


ITEM 8.  DESCRIPTION OF SECURITIES

         The $.001 par value Common Stock of the Registrant being registered hereunder is the Registrant's only authorized class of stock. Each share of Common Stock is entitled to participate pro rata in dividends and distributions upon liquidation and to one vote for all purposes. There are no preemptive rights nor are there conversion rights, redemption provisions or sinking fund provisions relating to the Common Stock. The shares of Common Stock have no cumulative voting rights. All outstanding shares of such Common Stock are fully paid and nonassessable.

         In addition, the rights of the holders of the Common Stock of the Registrant may not be modified otherwise than by a vote of a majority or more of the shares outstanding voting as a class. There are no restrictions on the repurchase of redemption of shares of such Common Stock by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

(a)      MARKET INFORMATION

         The Company's common stock is presently traded on the over-the-counter market under the symbol "NVXE". The following table shows the high and low bid and ask prices of the stock since it commenced trading on February 20, 1996.

                                  COMMON STOCK

                              BID PRICES (1)        ASK PRICES
                              --------------       ------------
                              HIGH       LOW       HIGH     LOW
                              ----       ---       ----     ---
FISCAL QUARTERS-1996
(November 1995 through
 October 1996)

Second Quarter                 3/4       3/8       1 1/4      3/4

Third Quarter                3 3/4       7/8       4 1/2    1 1/4

Fourth Quarter               3         1 5/32      3 3/8    1 5/16

         (1) The bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

(b)      HOLDERS

         The number of record holders of the Company's Common Stock as of October 31, 1996 was 284.

(c)      DIVIDENDS

         The Company has never paid cash dividends on its Common Stock and intends to utilize current resources to expand its operations. Therefore, it is not anticipated that cash dividends will be paid on the Company's common stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not a party to any material pending legal proceedings other than ordinary routine litigation incidental to the business.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Since December 31, 1993, the Registrant has sold securities unregistered under the Securities Act of 1933 (the "Act"), in the following transactions:

         NONE

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Although applicable provisions of Utah corporate law allow such indemnification under certain circumstances, no provision of the certificate of incorporation, bylaws, contract or other arrangement insures or indemnifies a controlling person, director or officer of the Registrant.

                                    PART F/S

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The Index to the Consolidated Financial Statements is set forth on page F/S hereof, which immediately follows the Exhibits listed below. The Consolidated Financial Statements of Siliwood Entertainment Corporation, dated as of October 31, 1995, together with the report thereon of BDO Seidman dated December 12, 1995, are set forth on pages F-1 through F-10 hereof. The Consolidated Unaudited Financial Statements of New Visual Entertainment and Subsidiary, dated as of July 31, 1996 are set forth on pages F-11 through F-24 hereof.


                                    PART III

ITEM 1.  INDEX TO EXHIBITS

         NOT APPLICABLE


ITEM 2.  DESCRIPTION OF EXHIBITS

         NOT APPLICABLE

                         NEW VISUAL ENTERTAINMENT, INC.

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS




  Report of Independent Certified Public Accountants                                             F-1

  Balance Sheet at October 31, 1995                                                              F-2

  Statements of Operations for the year ended October 31, 1995 and the
     period December 5, 1985 (inception) through October 31, 1995                                F-3

  Statements of Stockholders' Equity (Deficiency) for the year ended October 31,
     1995 and for the period December 5, 1985 (inception)
     through October 31, 1995                                                              F-4 - F-5

  Statements of Cash Flows for the year ended October 31, 1996 and for
     the period December 5, 1985 (inception) through October 31, 1995                      F-6 - F-7

  Summary of Accounting Policies                                                                 F-8

  Notes to Consolidated Financial Statements                                              F-9 - F-10

  Consolidated Unaudited Balance Sheet at July 31, 1996                                         F-11

  Consolidated Unaudited Statements of Operations for the nine months ended July
     31, 1996 and for the period December 5, 1985 (inception)
     to July 31, 1996                                                                           F-12

  Consolidated Unaudited Statement of Stockholders' Equity (Deficiency) for the
     nine months ended July 31, 1996 and for the period December 5,
     1985 (inception) to July 31, 1996                                                   F-13 - F-15

  Consolidated Unaudited Statement of Cash Flows for the nine months ended July
     31, 1996 and for the period December 5, 1985 (inception) to July 31,
     1996                                                                                F-16 - F-17

  Unaudited Summary of Accounting Policies                                               F-18 - F-20

  Notes to Consolidated Unaudited Financial Statements                                   F-21 - F-24




                                      F/S

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Siliwood Entertainment Corporation
(a Development Stage Enterprise)
Los Angeles, California


We have audited the accompanying balance sheet of Siliwood Entertainment Corporation (a Development Stage Enterprise), as of October 31, 1995, and the related statements of operations, stockholders' equity and cash flows for the year then ended and for the period December 5, 1985 (Inception) to October 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Siliwood Entertainment Corporation, (a Development Stage Enterprise) at October 31, 1995, and the results of its operations and its cash flows for the year then ended and for the period December 5, 1985 (Inception) to October 31, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, the Company has no historical operations and minimal capital. These matters raise substantial doubt as to the Company's ability to continue as a going concern. The Company's future operations are dependent upon generating funds to finance the marketing and expansion of its operations. Management plans to generate these funds through support from officer loans and the issuance of the Company's stock. There is no assurance that this will generate sufficient funds to enable the Company to continue its operations for the next twelve months. The financial statements does not include any adjustments that might result from the outcome of this uncertainty.

                                   BDO SIEDMAN, LLP


December 12, 1995

                                              SILIWOOD ENTERTAINMENT CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                                   BALANCE SHEET



October 31,                                                          1995
-----------------------------------------------------------------------------

ASSETS
  Cash                                                          $        44
  Organization costs                                                 13,677
  Intangible assets                                                 410,700
  Property and equipment                                              5,893
-----------------------------------------------------------------------------


                                                                $   430,314
=============================================================================



LIABILITIES
  Due to officer (Note 2)                                       $    19,614

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (Notes 3 and 4)
  Common Stock, par value - $.001, shares
    authorized - 100,000,000 issued and
    outstanding 7,209,259                                             7,209
Additional paid-in capital                                          859,152
Accumulated deficit during development stage                       (105,641)
Stock note receivable (Note 3)                                     (350,020)
-----------------------------------------------------------------------------


                                                                    410,700
-----------------------------------------------------------------------------


Total liabilities and stockholders' equity                      $   430,314
=============================================================================



          See accompanying summary of accounting policies and notes to financial statements.

                                              SILIWOOD ENTERTAINMENT CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                        STATEMENTS OF OPERATIONS



                                                                   December 5,
                                                                     1985
                                                                 (Inception) to
                                             Year Ended            October 31,
                                             October 31,              1995
                                                1995              (Cumulative)
-------------------------------------------------------------------------------

SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES                                  $     14,400        $     105,641
-------------------------------------------------------------------------------


LOSS BEFORE INCOME TAXES                         (14,400)            (105,641)

INCOME TAX EXPENSE                                     -                    -
-------------------------------------------------------------------------------


NET LOSS                                    $    (14,400)       $    (105,641)
===============================================================================



          See accompanying summary of accounting policies and notes to financial statements.

                                              SILIWOOD ENTERTAINMENT CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)


                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
                 FOR THE PERIOD DECEMBER 5, 1985 (INCEPTION) TO OCTOBER 31, 1995
                                         AND FOR THE YEAR ENDED OCTOBER 31, 1995



                                                                                      Deficit
                                                                                    Accumulated                        Total
                                            Common Stock              Additional    During the         Stock       Stockholders'
                                        ---------------------           Paid-in     Development         Note           Equity
                                        Shares         Amount           Capital        Stage         Receivable    (Deficiency)
--------------------------------------------------------------------------------------------------------------------------------

Issuance of common stock
  for cash ($.02 per share) -
  December 1985                          500,000      $      500      $    9,500     $       --      $        --     $   10,000

Retirement of common
  stock - September 1986                 (84,600)            (85)             85             --               --             --

Issuance of common stock
   - via public offering,
   net of issuance costs
   of $6,985, ($.10 per share) -
   October 1986                          752,500             753          67,512             --               --         68,265

Net loss                                      --              --              --         (3,165)              --         (3,165)
--------------------------------------------------------------------------------------------------------------------------------


BALANCE, October 31, 1986              1,167,900           1,168          77,097         (3,165)              --         75,100

Net loss                                      --              --              --        (75,100)              --        (75,100)
--------------------------------------------------------------------------------------------------------------------------------


BALANCE, October 31, 1987              1,167,900           1,168          77,097        (78,265)              --             --

Net losses for years ended
  October 31, 1988 and 1989                   --              --              --             --               --             --
--------------------------------------------------------------------------------------------------------------------------------


BALANCE, October 31, 1989              1,167,900           1,168          77,097        (78,265)              --             --

Issuance of common stock
  for services, at current
  market value ($.10 per share) -
  June 1990                              129,767             130          12,846             --               --         12,976

Net loss                                      --              --              --        (12,976)              --        (12,976)
--------------------------------------------------------------------------------------------------------------------------------


BALANCE, October 31, 1990              1,297,667           1,298          89,943        (91,241)              --             --

                                              SILIWOOD ENTERTAINMENT CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
                 FOR THE PERIOD DECEMBER 5, 1985 (INCEPTION) TO OCTOBER 31, 1995
                                         AND FOR THE YEAR ENDED OCTOBER 31, 1995



                                                                                    Deficit
                                                                                  Accumulated                     Total
                                                Common Stock         Additional   During the       Stock      Stockholders'
                                            ---------------------     Paid-in     Development      Note           Equity
                                            Shares         Amount     Capital        Stage      Receivable    (Deficiency)
---------------------------------------------------------------------------------------------------------------------------

Net losses for years ended
  October 31, 1991, 1992,
  1993 and 1994                                  --            --           --            --          --             --
---------------------------------------------------------------------------------------------------------------------------


BALANCE, October 31, 1994                 1,297,667         1,298       89,943       (91,241)         --             --

Issuance of common stock
  in acquisition of Siliwood
  (see Note 1) - ($.12 per share)
  October 1995                            5,911,592         5,911      714,109            --    (350,020)       370,000

Issuance of common stock
 for services from controlling
 shareholders at current
  value ($.12 per share) -
  October 1995                                   --            --       14,400            --          --         14,400

Issuance of common stock
  from controlling shareholders
  to investors ($.37 per share) -
  October 1995                                   --            --       40,700            --          --         40,700

Net loss                                         --            --           --       (14,400)         --        (14,400)
---------------------------------------------------------------------------------------------------------------------------


BALANCE, October 31, 1995                 7,209,259        $7,209     $859,152     $(105,641)  $(350,020)      $410,700
===========================================================================================================================



          See accompanying summary of accounting policies and notes to financial statements.

                                              SILIWOOD ENTERTAINMENT CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                         STATEMENT OF CASH FLOWS




INCREASE IN CASH AND CASH EQUIVALENTS                                             December 5,
                                                                                     1985
                                                                                (Inception) to
                                                            Year Ended            October 31,
                                                            October 31,              1995
                                                               1995              (Cumulative)
----------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                 $    (14,400)       $    (105,641)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
      Consulting fees paid by issuing common stock
        by controlling shareholders                              14,400               14,400
      Consulting fees paid by issuing common stock                    -               12,976
      Increase (decrease) from changes in:
        Organization costs                                      (13,677)                   -
----------------------------------------------------------------------------------------------


Net cash used in operating activities                           (13,677)             (78,265)
----------------------------------------------------------------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of property and equipment                          (5,893)                   -
----------------------------------------------------------------------------------------------


Net cash used in investing activities                            (5,893)                   -
----------------------------------------------------------------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock                              -               78,265
  Proceeds from officer loans                                    19,614                    -
----------------------------------------------------------------------------------------------


Net cash provided by financing activities                        19,614               78,265
----------------------------------------------------------------------------------------------


NET INCREASE IN CASH                                                 44                    -

CASH AND CASH EQUIVALENTS, at beginning of period                     -                    -
----------------------------------------------------------------------------------------------


CASH AND CASH EQUIVALENTS, at end of period                $         44        $           -
==============================================================================================

                                              SILIWOOD ENTERTAINMENT CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                         STATEMENT OF CASH FLOWS




SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS

    On June 21, 1990, the Company issued 129,767 shares of common stock for consulting fees.

    On September 8, 1995, the Company issued 3,730,998 shares of common stock to a shareholder for a non-interest-bearing, non-recourse note receivable for $350,020. (See Note 3).

    On October 18, 1995, the controlling shareholders issued 118,232 shares of common stock for consulting fees.

    On October 31, 1995, the officers of the Company issued 110,000 shares of common stock to a vendor of the Company in exchange for the rights to certain Stereoscopic/3-D titles. (See Note 4).

          See accompanying summary of accounting policies and notes to financial statements.

                                              SILIWOOD ENTERTAINMENT CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                  SUMMARY OF ACCOUNTING POLICIES



PROPERTY AND
EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on a straight-line method over the estimated useful lives of the assets which generally range form five to seven years.

INCOME TAXES

Income taxes are accounted for in accordance with the Statement of Financial Accounting Standard (SFAS) No. 109 "Accounting for Income Taxes." The Statement employs an asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred income taxes of a change in tax rates is recognized income in the period that includes the enactment date.

INTANGIBLE ASSETS

Intangible assets consists of licenses purchased related to the stereoscopic imaging technology and the rights to certain stereoscopic/3-D titles. These cost will be amortized over their estimated economic life of 5 years.

                                              SILIWOOD ENTERTAINMENT CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS



1.    BUSINESS

The Company, a development stage enterprise (previously known as Bellwether Investment Inc.), was incorporated under the laws of the State Utah on December 5, 1985 and has not yet commenced operations. From 1985 until October of 1995 the Company was an inactive shell with minimal administrative activities. On October 18, 1995, the Company acquired all of the outstanding shares of Siliwood Entertainment Corporation ("Siliwood"), another development stage company with no operations. The Company issued 5,911,592 shares of common stock to the shareholders of Siliwood Entertainment Corporation to effect the acquisition. The acquisition was accounted for as a pooling of interest. The Company then changed its name to Siliwood Entertainment Corporation and is currently engaged in the development, design and distribution of software techniques for stereoscopic (3-D) authoring and visualization.

2.    RELATED PARTY TRANSACTIONS

During 1995, an officer of the Company advanced the Company $19,614 for payment of organization costs and purchase of equipment.

3.    STOCK NOTE RECEIVABLE

At October 31, 1995, the Company has a non-interest bearing, non-recourse note receivable due from a shareholder for $350,020 related to the purchase of the Company's common stock.

4.    COMMON STOCK

On October 18, 1995, the Company approved a 1 for 2 reverse stock split. All common shares, and price per share information disclosed in the financial statements and notes have been adjusted to give effect to the 1 for 2 reverse stock split.

On October 31, 1995, the officers of the Company issued 110,000 shares of common stock to a vendor of the Company to acquire the rights to certain
Stereoscopic/3-D titles.

5.    INCOME TAXES

At October 31, 1995, the Company has unused net operating loss carryforward of approximately $105,000 available to offset future years' federal taxable income through 2001. At October 31, 1995 the Company has a deferred tax asset of $35,700 and established a valuation allowance equal to the deferred tax asset. There was no current year tax provision for the year ended October 31, 1995.

                                              SILIWOOD ENTERTAINMENT CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS



6.    GOING CONCERN CONSIDERATIONS

The Company has no historical operations and has minimal capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability or classification of reported assets or liabilities should the Company be unable to continue as a going concern.


The Company has been able to continue based upon the financial support of its Officers and the continued existence of the Company is dependent upon this support and its ability to acquire assets by the issuance of stock. Management's plans in this regard are to receive the continued support of the Officers and/or to obtain other financing until profitable operation and positive cash flow are achieved and maintained. There can be no guarantee that the Officers will provide this support.

7.    SUBSEQUENT EVENTS

The Company has received a letter of understanding from First Interstate Bank, the trustee for the Harold Lloyd Trust, to enter into a licensing agreement which assigns the Company the use of the Stereoscopic 3-D reproduction rights of the Harold Lloyd 3-D Collection, including rights to stereo images. This agreement requires the Company to fund all development costs. The Company will issue 100,000 shares of common stock plus royalty payments in the future as consideration for this agreement.


The Company has entered into a letter of understanding with Spatial Media, Inc. ("SMI") to license a proprietary Holographic Three Dimensional ("H3D") signature to enable 3-D video and computer content that the Company produces, to be compatible with SMI active eyewear (viewing glasses). The Company will also be a favorable distributor of SMI active eyewear. The consideration for this agreement will be determined upon the formalization of this agreement.


Finally, SMI is developing a 2D to 3D converter which takes standard 2D video and converts it in real time to simulated 3D. If SMI builds a service for this conversion, the Company will have access to this service, which terms will be covered under a separate agreement.


These agreements will be formally entered into upon the restoration of trading of the Company's common stock.

                                   NEW VISUAL ENTERTAINMENT, INC. AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)

                                            CONSOLIDATED UNAUDITED BALANCE SHEET



July 31,                                                                                1996
-----------------------------------------------------------------------------------------------

ASSETS

Cash                                                                                $    41,807
Receivables                                                                              65,527
Due from related parties (Note 2)                                                        38,085
Theatre equipment held for sale                                                          52,820
Music rights (Note 6)                                                                 2,100,000
Film and video library                                                                1,626,627
Projects under development                                                            1,215,466
Property and equipment, net (Note 3)                                                    284,569
Deposits                                                                                245,000
Organization costs, net of accumulated amortization of $2,051                            11,626
Intangible assets, net of accumulated amortization of $61,647                           351,553
-----------------------------------------------------------------------------------------------
                                                                                    $ 6,033,080
===============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Accounts payable and accrued expenses                                             $   173,080
  Notes payable, related parties (Note 5)                                               252,000
-----------------------------------------------------------------------------------------------
Total liabilities                                                                       425,080
-----------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 8)
-----------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY (Note 6)
  Convertible preferred stock, series A and B, $30 par value, 200,000,000 shares authorized, liquidation value of $30 per share, 200,000 shares issued and
   outstanding                                                                        2,100,000
  Common stock, $.001 par value, 100,000,000 shares authorized,
   11,642,449 issued and outstanding                                                     11,642
  Additional paid-in capital                                                          4,332,337
  Deficit accumulated during the development stage                                     (323,209)
  Stock note receivable and subscription receivable (Note 4)                           (512,770)
-----------------------------------------------------------------------------------------------
Total stockholders' equity                                                            5,608,000
-----------------------------------------------------------------------------------------------
                                                                                    $ 6,033,080
===============================================================================================


          See accompanying summary of accounting policies and notes to financial statements.

                                   NEW VISUAL ENTERTAINMENT, INC. AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)

                                 CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS


                                                    December 5,
                                                       1985
                                      Nine Months (Inception) to
                                         Ended        July 31,
                                        July 31,       1996
                                          1996     (Cumulative)
--------------------------------------------------------------

REVENUES                               $  93,373     $  93,373
--------------------------------------------------------------

EXPENSES:

COST OF SALES                            100,604       100,604

SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES                               210,337       315,978
--------------------------------------------------------------

  Total expenses                         310,941       416,582
--------------------------------------------------------------

LOSS BEFORE INCOME TAXES                (217,568)     (323,209)

INCOME TAX EXPENSE (Note 7)                   --            --
--------------------------------------------------------------

NET LOSS                               $(217,568)    $(323,209)
==============================================================

          See accompanying summary of accounting policies and notes to financial statements.

                                   NEW VISUAL ENTERTAINMENT, INC. AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)

                                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                 FOR THE PERIOD DECEMBER 5, 1985 (INCEPTION) TO OCTOBER 31, 1995
                         AND FOR THE NINE MONTHS ENDED JULY 31, 1996 (UNAUDITED)



                                                                   Convertible
                                                                 Preferred Stock                         Common Stock
                                                             -----------------------            ----------------------------
                                                             Shares          Amount                Shares            Amount
-----------------------------------------------------------------------------------------------------------------------------

Issuance of common stock for cash ($.02 per share) -
  December 1985                                                --          $      --              500,000           $    500

Retirement of common stock - September 1986                    --                 --              (84,600)               (85)

Issuance of common stock - via public offering,
  net of issuance costs of $6,985, ($.10 per share) -
  October 1986                                                 --                 --              752,500                753

Net loss                                                       --                 --                   --                 --
-----------------------------------------------------------------------------------------------------------------------------


BALANCE, October 31, 1986                                      --                 --            1,167,900              1,168

Net loss                                                       --                 --                   --                 --
-----------------------------------------------------------------------------------------------------------------------------


BALANCE, October 31, 1987                                      --                 --            1,167,900              1,168

Net losses for years ended October 31, 1988 and 1989           --                 --                   --                 --
-----------------------------------------------------------------------------------------------------------------------------


BALANCE, October 31, 1989                                      --                 --            1,167,900              1,168

Issuance of common stock for services, at current
  market value ($.10 per share) - June 1990                    --                 --              129,767                130

Net loss                                                       --                 --                   --                 --
-----------------------------------------------------------------------------------------------------------------------------

                                                                               Deficit           Stock Note
                                                                              Accumulated        Receivable         Total
                                                             Additional       During the            and          Stockholders'
                                                              Paid-in         Development       Subscription        Equity
                                                              Capital            Stage           Receivable      (Deficiency)
---------------------------------------------------------------------------------------------------------------------------

Issuance of common stock for cash ( $.02 per share) -
  December 1985                                               $ 9,500          $     --           $    --          $ 10,000

Retirement of common stock - September 1986                        85                --                --                --

Issuance of common stock - via public offering,
  net of issuance costs of $6,985, ($.10 per share) -
  October 1986                                                 67,512                --                --            68,265

Net loss                                                           --            (3,165)               --            (3,165)
---------------------------------------------------------------------------------------------------------------------------


BALANCE, October 31, 1986                                      77,097            (3,165)               --            75,100

Net loss                                                           --           (75,100)               --           (75,100)
---------------------------------------------------------------------------------------------------------------------------


BALANCE, October 31, 1987                                      77,097           (78,265)               --                --

Net losses for years ended October 31, 1988 and 1989               --                --                --                --
---------------------------------------------------------------------------------------------------------------------------


BALANCE, October 31, 1989                                      77,097           (78,265)               --                --

Issuance of common stock for services, at current
  market value ($.10 per share) - June 1990                    12,846                --                --            12,976

Net loss                                                           --           (12,976)               --           (12,976)
---------------------------------------------------------------------------------------------------------------------------

                                   NEW VISUAL ENTERTAINMENT, INC. AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)

                                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                 FOR THE PERIOD DECEMBER 5, 1985 (INCEPTION) TO OCTOBER 31, 1995
                         AND FOR THE NINE MONTHS ENDED JULY 31, 1996 (UNAUDITED)



                                                                       Convertible
                                                                     Preferred Stock                     Common Stock
                                                                -------------------------        ---------------------------
                                                                Shares             Amount         Shares              Amount
----------------------------------------------------------------------------------------------------------------------------

BALANCE, October 31, 1990                                         --                 --          1,297,667            1,298

Net losses for years ended October 31, 1991, 1992,
  1993, and 1994                                                  --                 --                 --               --
----------------------------------------------------------------------------------------------------------------------------

BALANCE, October 31, 1994                                         --                 --          1,297,667            1,298

Issuance of common stock in acquisition of Siliwood
  ($.12 per share) - October 1995 (see Note 1)                    --                 --          5,911,592            5,911

Issuance of common stock for services from controlling
  shareholders at current value ($.12 per share) -
  October 1995                                                    --                 --                 --               --

Issuance of common stock from controlling shareholders
  to investors ($.37 per share) - October 1995                    --                 --                 --               --

Net loss                                                          --                 --                 --               --
----------------------------------------------------------------------------------------------------------------------------

BALANCE, October 31, 1995                                         --                 --          7,209,259            7,209


Issuance of common stock for services (unaudited):
  At $.50 per share, November 1995                                --                 --             30,000               30

Issuance of common stock for acquisition of NVE (unaudited):
   At $1.40 per share, June 1996                                  --                 --          1,089,333            1,089
   At $1.75 per share, June 1996                                  --                 --            466,857              467


                                                                                    Deficit             Note Stock
                                                                                  Accumulated           Receivable         Total
                                                                 Additional       During the               and         Stockholders'
                                                                  Paid-in         Development          Subscription        Equity
                                                                  Capital            Stage              Receivable      (Deficiency)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE, October 31, 1990                                          89,943           (91,241)                --                   --

Net losses for years ended October 31, 1991, 1992,
  1993, and 1994                                                       --                --                 --                   --
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE, October 31, 1994                                          89,943           (91,241)                --                   --

Issuance of common stock in acquisition of Siliwood
  ($.12 per share) - October 1995 (see Note 1) -                  714,109                --           (350,020)             370,000

Issuance of common stock for services from controlling
  shareholders at current value ($.12 per share) -
  October 1995                                                     14,400                --                 --               14,400

Issuance of common stock from controlling shareholders
  to investors ($.37 per share) - October 1995 -                   40,700                --                 --               40,700

Net loss                                                               --           (14,400)                --              (14,400)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE, October 31, 1995                                         859,152          (105,641)          (350,020)             410,700

Issuance of common stock for services (unaudited):
  At $.50 per share, November 1995                                 14,970                --                 --               15,000

Issuance of common stock for acquisition of NVE (unaudited):
   At $1.40 per share, June 1996                                1,523,977                --                 --            1,525,066
   At $1.75 per share, June 1996                                  816,533                --                 --              817,000

                                   NEW VISUAL ENTERTAINMENT, INC. AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)

                                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                 FOR THE PERIOD DECEMBER 5, 1985 (INCEPTION) TO OCTOBER 31, 1995
                         AND FOR THE NINE MONTHS ENDED JULY 31, 1996 (UNAUDITED)



                                                                       Convertible
                                                                     Preferred Stock                         Common Stock
                                                               ---------------------------           --------------------------
                                                                 Shares            Amount              Shares            Amount
-------------------------------------------------------------------------------------------------------------------------------

Issuance of common stock - July 1996 (unaudited):
  Shares issued in private placement ($.50) per share               --                  --             850,000              850
  Cost associated with private placement                            --                  --                  --               --

Issuance of common stock for cash (unaudited):
  At $.50 per share, July 1996                                      --                  --           1,780,000            1,780
  Cost associated with private placement                            --                  --                  --               --

  At $1.00 per share, July 1996                                     --                  --             157,000              157

Issuance of common stock for services (unaudited):
  At $.50 per share, July 1996                                      --                  --              50,000               50

  At $1.00 per share, July 1996                                     --                  --              10,000               10

Issuance of preferred stock for acquisition of music
  rights - July 1996 (see Note 6) (unaudited)                  200,000           2,100,000                  --               --

Net loss (unaudited)                                                --                  --                  --               --
-------------------------------------------------------------------------------------------------------------------------------

BALANCE, July 31, 1996                                         200,000          $2,100,000          11,642,449          $11,642
===============================================================================================================================

                                                                                    Deficit          Stock Note
                                                                                  Accumulated        Receivable           Total
                                                                Additional        During the            and            Stockholders'
                                                                 Paid-in          Development       Subscription          Equity
                                                                 Capital             Stage           Receivable        (Deficiency)
-----------------------------------------------------------------------------------------------------------------------------------

Issuance of common stock - July 1996 (unaudited):
  Shares issued in private placement ($.50) per share             424,150                 --                 --             425,000
  Cost associated with private placement                         (382,500)                --                 --            (382,500)

Issuance of common stock for cash (unaudited):
  At $.50 per share, July 1996                                    888,220                 --            (25,750)            864,250
  Cost associated with private placement                           (3,948)                --                 --              (3,948)

  At $1.00 per share, July 1996                                   156,843                 --           (137,000)             20,000

Issuance of common stock for services (unaudited):
  At $.50 per share, July 1996                                     24,950                 --                 --              25,000

  At $1.00 per share, July 1996                                     9,990                 --                 --              10,000

Issuance of preferred stock for acquisition of music
  rights - July 1996 (see Note 6) (unaudited)                          --                 --                 --           2,100,000

Net loss (unaudited)                                                   --           (217,568)                --            (217,568)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE, July 31, 1996                                        $ 4,332,337          $(323,209)         $(512,770)        $ 5,608,000
===================================================================================================================================

          See accompanying summary of accounting policies and notes to financial statements.

                                   NEW VISUAL ENTERTAINMENT, INC. AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)

                                  CONSOLIDATED UNAUDITED STATEMENT OF CASH FLOWS


INCREASE IN CASH AND CASH EQUIVALENTS                                                     December 5,
                                                                                              1995
                                                                     Nine Months        (Inception) to
                                                                        Ended            July 31, 1996
                                                                    July 31, 1996         (Cumulative)
-----------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                            $(217,568)          $  (323,209)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Consulting fees paid by issuing common stock
     by controlling shareholders                                         35,000                49,400
    Professional fees paid by issuing common stock                       15,000                27,976
    Depreciation and amortization                                        90,486                90,486
    Increase (decrease) from changes in:
     Receivables                                                        (65,527)              (65,527)
     Due from related parties                                           (57,699)              (57,699)
     Theatre equipment held for sale, music rights, and film
      and video library                                                (581,325)             (581,325)
     Deposits                                                             5,000                 5,000
     Organization costs                                                      --               (13,677)
     Intangible assets                                                   (2,500)               (2,500)
     Accounts payable and accrued expenses                               26,485                26,485
-----------------------------------------------------------------------------------------------------

Net cash used in operating activities                                  (752,648)             (844,590)
-----------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of property and equipment                                (121,391)             (127,284)
-----------------------------------------------------------------------------------------------------

Net cash used in investing activities                                  (121,391)             (127,284)
-----------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock                                922,802             1,001,067
  Proceeds from officer loan                                                 --                19,614
  Repayments on notes payable                                            (7,000)               (7,000)
-----------------------------------------------------------------------------------------------------

Net cash provided by financing activities                               915,802             1,013,681
-----------------------------------------------------------------------------------------------------

NET INCREASE IN CASH                                                     41,763                41,807


CASH AND CASH EQUIVALENTS, at beginning of period                            44                    --
-----------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, at end of period                           $  41,807           $    41,807
=====================================================================================================

                                   NEW VISUAL ENTERTAINMENT, INC. AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)

                                  CONSOLIDATED UNAUDITED STATEMENT OF CASH FLOWS


SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS

   On June 21, 1990, the Company issued 129,767 shares of common stock for consulting fees.

   On September 8, 1995, the Company issued 3,730,998 shares of common stock to a shareholder for a non-interest-bearing, non-recourse note receivable for $350,020. (See Note 4).

   On October 18, 1995, the controlling shareholders issued 118,232 shares of common stock for consulting fees.

   On October 31, 1995, the officers of the Company issued 110,000 shares of common stock to a vendor of the Company in exchange for the rights to certain Stereoscopic/3-D titles. (See Note 6).

   On November 1, 1995, the Company issued 30,000 shares of common stock to an individual for consulting services.

   On June 10, 1996, the Company issued 1,556,190 shares of common stock to purchase the net assets of a partnership involved in the same type of business as the Company (see Note 6). As a result of this purchase the Company acquired the following net assets:

                                                          Amount
------------------------------------------------------------------------------

            Prepaid expenses and other assets          $  250,000
            Theatre, film, and video library            2,331,961
            Property and equipment                        165,700
            Accounts payable and accrued expenses        (146,595)
            Notes payable                                (259,000)
------------------------------------------------------------------------------
                                                       $2,342,066
------------------------------------------------------------------------------


   On July 23, 1996, the Company issued 200,000 shares of series "B" convertible preferred stock to purchase the rights of a music library (see Note 6).



          See accompanying summary of accounting policies and notes to financial statements.

                                   NEW VISUAL ENTERTAINMENT, INC. AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)

                                        UNAUDITED SUMMARY OF ACCOUNTING POLICIES


PRINCIPALS OF           The consolidated financial statements include the
CONSOLIDATION           accounts of New Visual Entertainment, Inc. ("NVE")
                        (formerly known as Siliwood) and its subsidiary, NV
                        Entertainment ("NV") (collectively, "the Company"). All significant intercompany balances and transactions have been eliminated.

PROPERTY AND            Property and equipment are stated at cost. Depreciation
EQUIPMENT               is computed on a straight-line method over the
                        estimated useful lives of the assets which generally range from five to seven years.

INTANGIBLE ASSETS       Intangible assets consists of licenses purchased
AND MUSIC RIGHTS        related to music rights and the stereoscopic imaging
                        technology and the rights to certain stereoscopic/3-D titles. These costs are stated at the lower of cost or net realizable value and will be amortized over their estimated economic life of 5 and 10 years, respectively. For the nine months ended July 31, 1996, amortization expense was $63,698.

FILM AND VIDEO          Film and video library and projects under development
LIBRARY AND PROJECTS    are stated at the lower of amortized cost or market.
UNDER DEVELOPMENT       Upon completion, costs are amortized on an individual
                        production basis in the proportion that current gross revenues bear to management's estimate of total gross revenues with such estimates being reviewed at least quarterly. For the nine months ended July 31, 1996, amortization expense related to the film and video library was $18,373.

INCOME TAXES            Income taxes are accounted for in accordance with the
                        Statement of Financial Accounting Standard (SFAS) No.
                        109 "Accounting for Income Taxes." The Statement employs an asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred income taxes of a change in tax rates is recognized income in the period that includes the enactment date.

ACCOUNTING              The preparation of financial statements in conformity
ESTIMATES               with generally accepted accounting principles requires
                        management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                   NEW VISUAL ENTERTAINMENT, INC. AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)

                                        UNAUDITED SUMMARY OF ACCOUNTING POLICIES


NEW ACCOUNTING           Statement of Financial Accounting Standards No. 121,
PRONOUNCEMENTS           "Accounting for the Impairment of Long-Lived Assets and
                         for Long-Lived Assets to Be Disposed of" (SFAS No. 121) issued by the Financial Accounting Standards Board
                         (FASB) is effective for financial statements for fiscal years beginning after December 15, 1995. The new standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment, and certain identifiable intangible assets, should be recognized and how impairment losses should be measured. The Company does not expect adoption to have a material effect on its financial position or results of operations.

                         Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No.
                         123) issued by the Financial Accounting Standards Board
                         (FASB) is effective for specific transactions entered into after December 15, 1995, while the disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning no later than December 15, 1995. The new standard establishes a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from nonemployees in exchange for equity instruments. At the present time, the Company has not determined if it will change its accounting policy for stock based compensation or only provide the required financial statement disclosures. As such, the impact on the Company's financial position and results of operations is currently unknown. The Company does not expect adoption to have a material effect on its financial position or results of operations.

FAIR VALUE               Quoted market prices generally are not available for
OF FINANCIAL             all of the Company's financial instruments.
INSTRUMENTS              Accordingly, fair values are based on judgments
                         regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                                   NEW VISUAL ENTERTAINMENT, INC. AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)

                                        UNAUDITED SUMMARY OF ACCOUNTING POLICIES


FAIR VALUE               A description of the methods and assumptions used to
OF FINANCIAL             estimate the fair value of each class of the Company's
INSTRUMENTS              financial instruments is as follows:
(CONTINUED)

                         Cash, receivables, accounts payable and accrued expenses, and notes payable have carrying amounts that approximate fair value due to the short maturity of these instruments.

                                   NEW VISUAL ENTERTAINMENT, INC. AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)

                                         NOTES TO UNAUDITED FINANCIAL STATEMENTS


1.  BUSINESS             The Company, a development stage enterprise (previously
                         known as Bellwether Investment Inc.), was incorporated under the laws of the State Utah on December 5, 1985.
                         On October 18, 1995, the Company acquired all of the outstanding shares of Siliwood Entertainment
                         Corporation ("Siliwood"), another development stage company with no operations. The Company issued
                         5,911,592 shares of common stock to the shareholders of Siliwood Entertainment Corporation to effect the acquisition. The acquisition was accounted for as a pooling of interest. The Company then changed its name to Siliwood Entertainment Corporation.

                         On June 10, 1996, the Company acquired certain assets and assumed various liabilities from Infinity Vision Entertainment ("IVE"). Immediately following the purchase, Siliwood changed its name to New Visual Entertainment, Inc. ("NVE"). Accordingly, former IVE partners have an interest in NVE (formerly known as Siliwood) stock. The acquisition of these assets and the assumption of these liabilities has been accounted for as a purchase and the costs were allocated based on fair market value. There were no operations of NVE prior to acquisition. The Company is currently engaged in the development, design and distribution of software techniques, videos, and theatres for stereoscopic (3-D) authoring and visualization. The Company has generated minimal revenues to date. Due to the nature of the business the Company has presented an unclassified balance sheet.

2.  DUE FROM             During 1996, the Company repaid an amount of $19,614
    RELATED PARTIES      owed to a stockholder as of October 31, 1995 and has
                         made advances to certain employees and shareholders with a net receivable at July 31, 1996 of $38,085.

                                   NEW VISUAL ENTERTAINMENT, INC. AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)

                                         NOTES TO UNAUDITED FINANCIAL STATEMENTS


3.  PROPERTY AND         Property and equipment consist of the following:
    EQUIPMENT, NET

                         July 31,                                      1996
                         -------------------------------------------------------

                         Furniture and fixtures                      $  3,175
                         Camera equipment                             276,868
                         Office equipment                              12,941
                         -------------------------------------------------------
                                                                      292,984
                         Less: accumulated depreciation                 8,415
                         -------------------------------------------------------
                         Total property and equipment                $284,569
                         -------------------------------------------------------

                         For the nine months ended July 31, 1996, depreciation expense was $8,415.

4.  STOCK NOTE           At July 31, 1996, the Company has a non-interest
    RECEIVABLE AND       bearing, non-recourse note receivable due from a
    SUBSCRIPTION         shareholder for $350,020 related to the purchase of the
    RECEIVABLE           Company's common stock. The Company has subscription
                         receivables of $162,750 related to a private placement offering completed in July 1996 (see Note 6).

5.  NOTES PAYABLE,       Notes payable consists of the following:
    RELATED PARTIES

                         July 31,                                           1996
                         ---------------------------------------------------------

                         Note payable to stockholder, interest, due
                             monthly at 12%, due on January 6, 2000       $200,000

                         Note payable to stockholder, no interest, due
                             on demand                                      19,000

                         Note payable to former IVE shareholder, no
                             interest, due on demand                        28,000

                         Note payable to former IVE shareholder,
                             interest at 10%, due on demand                  5,000
                         ---------------------------------------------------------
                                                                          $252,000
                         ---------------------------------------------------------

                                   NEW VISUAL ENTERTAINMENT, INC. AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)

                                         NOTES TO UNAUDITED FINANCIAL STATEMENTS


6.  COMMON               DESCRIPTION OF SECURITIES
    STOCK AND
    PREFERRED            On October 18, 1995, the Company approved a 1 for 2
    STOCK                reverse stock split. All common shares, and price per
                         share information disclosed in the financial statements and notes have been adjusted to give effect to the 1 for 2 reverse stock split.

                         On October 31, 1995, the officers of the Company issued 110,000 shares of common stock to a vendor of the Company to acquire the rights to certain
                         Stereoscopic/3-D titles.


                         On June 10, 1996, the Company issued 1,556,190 shares of common stock for $2,342,066 in exchange for certain assets and liabilities of IVE (See Note 1).

                         On July 23, 1996, the Company issued 200,000 shares of non-voting series "B" convertible preferred stock (3 to 1 conversion feature for common stock) with a liquidation value of $30 per share for the acquisition of the rights of a music library, which consist of 2,100 titles. Each music title was appraised at a value range of $1,000 to $3,000. The value of the acquisition was based upon the fair market value of the stock that was issued.

                         In July 1996, the Company issued 850,000 shares of common stock related to a private placement at $.05 per share at a time when the stock was valued at $.50 a share related to a private placement memorandum. Accordingly, $382,500 was charged to additional paid in capital related to the this private placement. In addition, another 1,780,000 shares were issued at $.50 per share which had detachable stock warrants. The stock warrants allow the holder to convert one warrant for one share of common stock at $1.40. The Company had costs of $3,948 associated with this private placement (see Note 4).

                         During the nine months ended July 31, 1996, the Company issued 30,000 shares of common stock at $.50 for professional services which included stock option of 30,000 shares at $.25. The Company issued an additional 50,000 shares at $.50 for professional services.

                                   NEW VISUAL ENTERTAINMENT, INC. AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)

                                         NOTES TO UNAUDITED FINANCIAL STATEMENTS


7.  INCOME TAXES         At July 31, 1996, the Company has unused federal and
                         state net operating loss carryforward of approximately
                         $323,000 and $161,000, respectively, available to offset future years' taxable income through 2010 and 2002, respectively. At July 31, 1996, the Company has a deferred tax asset of $124,000. The deferred tax asset was not recognized due to uncertainties regarding its realization; accordingly, a 100% valuation allowance was provided. There was no current year tax provision for the nine months ended July 31, 1996.

8.  COMMITMENTS          The Company has hired a television company to produce
        AND              26 episodes of live music acts in 3-D. The fee
    CONTINGENCIES        agreement for this production is $1,100,000. As of July
                         31, 1996, the Company has paid $631,324. All 26 episodes have yet to be completed as of July 31, 1996.
                         The cost incurred to date is included in Projects under development on the balance sheet.

                         The Company's projects under development and music rights stipulate royalty payments which are based on percentages of revenue.

9.  GOING CONCERN        The Company has no historical operations and has
    CONSIDERATIONS       minimal cash flow. These conditions raise substantial
                         doubt about the consolidated Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability of reported assets or liabilities should the Company be unable to continue as a going concern.

                         The Company has been able to continue based upon the financial support of its Officers and the continued existence of the Company is dependent upon this support and its ability to acquire assets by the issuance of stock. Management's plans in this regard are to receive the continued support of the Officers and/or to obtain other financing until profitable operation and positive cash flow are achieved and maintained. There can be no guarantee that the Officers will provide this support.

                                   SIGNATURES


   In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           NEW VISUAL ENTERTAINMENT, INC.
                                                    (Registrant)



Date: November 21, 1996                    By:  /s/  Philip T. Kueber, Jr.
                                                ------------------------------
                                                Philip T. Kueber, President



Date: November 21, 1996                    By:  /s/  Ray Willenberg, Jr.
                                                ------------------------------
                                                Ray Willenberg, Jr., Secretary











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